UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

SMITH & NEPHEW PLC
(Exact name of the registrant as specified in its charter)

England and Wales	1-14978	N/A
(State or other jurisdiction of Incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

15 Adam Street, London WC2N 6LA		N/A
(Address of principal executive offices)		(Zip code)

Susan Swabey		+44-01903-477317
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

A copy of Smith & Nephew plc’s Conflict Minerals Report for the year ended December 31, 2021 is provided as Exhibit 1.01 hereto and is publicly available at http://www.smith-nephew.com/sustainability/policies/conflict-minerals

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: 11 May 2022	SMITH & NEPHEW PLC

	By:	/s/ Helen Barraclough
	Name:	Helen Barraclough
	Title:	Group General Counsel & Company Secretary